Exhibit 99.3

AIR GLOBAL PLC.

Shareholder Let

Shareholder Letter

AIR Global PLC is a unique company with no direct comparable in its Flavored Shisha Molasses (“FSM”) business. The purpose of this shareholder letter, and the ones that will follow each quarter, is to help investors better understand the company and its category and give an insight into the business and culture of AIR.

This shareholder letter is structured in a Q&A format to address the key questions that investors might have regarding our results.

Question 1: Consumers globally and particularly in the US have been under a lot of stress due to inflation pressures – as highlighted by many consumer exposed companies that have reported recently. What have you seen amongst your consumers?

Flavored shisha molasses trends have remained remarkably stable over time under varied macroeconomic conditions and H1’26 was no different. In our biggest market by revenue, which is the US, we expect FY26 revenue growth to accelerate to high single digits, driven by a stable market, our market share gains, and new product innovations such as Snoop Dogg that is premiumizing our US business.

Question 2: What gives you confidence that H2’26 will see accelerating growth, considering the first half of 2026 saw c9% volume decline?

During the month of March, our shipments were adversely impacted due to the closure of the Strait of Hormuz. However, our purchase orders have remained intact, leading to reduction in inventories at wholesalers. We expect H2’26 volume growth to accelerate as channel inventory normalizes back to historical levels. We have since established several alternative supply routes to bypass the Strait in case of future disruptions.

Question 3: Price-mix was very strong at 14.0% in H1’26. Is it normal for AIR to have delivered such strong price-mix?

Due to the significant cost inflation in our business, we front-loaded 2026 pricing into the first half of 2026, which is why our price-mix was very strong. Due to more difficult pricing comps in H2’26 vs H2’25 as well as adverse geographic mix, our price-mix wouldn’t be as strong in H2’26. But, in any normal year, investors should expect our FSM business to deliver 4-6%+ price-mix benefit due to our leadership position in the FSM category, stable volume share, and new product innovations.

Question 4: What have you seen in terms of cannibalization from NGCs like heated tobacco, e-cigs and nicotine pouches on FSM?

In the US, Al Fakher shipments have grown at a 1% volume CAGR between 2018 and 2025 despite significant pricing, well ahead of all other traditional tobacco categories such as cigarettes and traditional moist snuff (-8% CAGR each), in a period which has exhibited strong growth in nicotine vapes (3x) and pouches (40x) volume. So, we believe any cannibalization impact of next generation products on FSM has been quite limited so far.

Source: Company Information, Barclays Research for other tobacco categories

Question 5: Saudi Arabia had seen a steep decline in 2025 revenue. What is the trajectory in 2026?

In 2025, our revenue in Saudi Arabia declined primarily due to change in distribution model in early 2024 that led to inventory movements that benefitted 2024 which then unwound in 2025 and overall market decline. We launched our value-for-money brand Al Aseel in the latter half of 2025, which has gained share steadily and also helped our premium brand Al Fakher compete more effectively against discount competitors. Due to this and easier 2025 comparators due to last year inventory movements, we expect strong growth in Saudi Arabia in 2026.

Question 6: Can you tell us more about the Greentank investment and your nicotine vape plans?

We believe we are still in the early days of the transition of tobacco industry to NGCs - of the 1 billion smokers in the world, less than 150 million have transitioned to NGC’s. There exist several challenges with existing vapes that reduce their appeal to smokers. Greentank’s innovative Quantum Chip™ atomization platform delivers a cleaner, more enjoyable inhalation experience, with substantially lower levels of several harmful and potentially harmful constituents (HPHCs) vs other leading vapes that have received PMTA authorization from the FDA.

As part of the transaction, AIR will gain the right to nominate a director to Greentank’s board, along with enhanced commercial terms, access to new technologies and long-term supply assurances. We are preparing to file our PMTA for our pod based vape Crown Switch later this year and will launch Crown Switch in the US once the FDA accepts our application.

Question 7:

The first half of 2026 has a lot of one-off items. Is AIR going to be one of those companies that have a significant difference between adjusted and reported numbers?

As a Nasdaq-listed company, AIR is required to follow the strict requirements of the PCAOB in the production of its financial statements, as well as the strict requirements of the SEC in respect of any non-IFRS financial measures AIR publishes. In keeping with the foregoing, AIR intends to report earnings of the highest quality where our adjusted numbers are a true reflection of our underlying earnings and free cash flow on an organic basis.

AIR completed its listing on the Nasdaq on May 18, 2026. The expenses associated with the listing are cumulatively $103 million, are non-recurring, and a large part of the adjusting items. The key adjusting items in H1’26 are:

•
$48.2 million expense mainly related to the 4.2 million shares issued to the SPAC sponsor at the time of listing (of which 2.7 million shares are vested and 1.5 million are unvested and subject to price-based earn-out provisions). The impact of these earnout shares is already included in our issued share count.
•
$47.7 million of IPO-related cash costs;
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$12.4 million stock-based compensation, which is non-cash;
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$7.4 million of other public company readiness costs;
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$3.8 million of supply chain-related costs resulting from the Strait of Hormuz disruption;
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$2 million costs due to the acceleration of PMTA filings in the US due to changed FDA enforcement guidance on nicotine vapes and pouches. We expect PMTA costs to step down materially in FY’27, so adjusting them out is a more accurate reflection of underlying growth.
•
Intangible amortization of $7.1 million – this is partly linked to past acquisitions, where cash has already largely been paid out.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. AIR Global PLC is the public operating company that resulted from the business combination of AIR Limited with a special purpose acquisition company, which completed in May 2026, and is accordingly not a “blank check company” for purposes of these safe harbor provisions.

Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our FY2026 and FY2027 financial outlook and medium-term guidance, expected recovery in shipment volumes and accelerating growth in 2H26, our Greentank investment and the related option to increase our ownership stake, the timing of PMTA filings and FDA acceptance and the anticipated launch of Crown Switch, our expectations regarding cannibalization and next generation categories, our share count and the vesting of Earnout Shares, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature.

Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: disruptions to our supply chain and shipments, including as a result of the closure or disruption of the Strait of Hormuz; our dependence on distributors and suppliers; competition and cannibalization from next generation categories; our ability to obtain FDA acceptance and authorization of our PMTA applications on the timelines we expect, or at all; regulatory changes and enforcement trends in the tobacco and nicotine industries; the results of scientific studies and their acceptance by regulatory authorities; the preliminary nature of the McKinney pilot study data, which is subject to further testing and verification and may change materially as additional data becomes available; the potential exercise of warrants to increase our ownership in Greentank; our ability to execute our product development and commercialization strategy, including our U.S. market expansion strategy; excise tax increases and illicit trade in our European markets; changes in consumer preferences; fluctuations in foreign currency exchange rates; dilution from our Earnout Shares and other equity arrangements; tariffs and trade policy changes; changes in applicable laws or regulations; general economic conditions; our ability to realize the anticipated benefits of the Greentank investment; tax, legal and accounting developments; our history of previously identified material weaknesses in internal control over financial reporting; and the other important factors discussed under the caption “Risk Factors” in our Registration Statement on Form F-4, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our other filings with the SEC, including our Reports on Form 6-K. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

This press release includes EBITDA, Adjusted EBITDA, Net Debt and the ratio of Net Debt to Adjusted EBITDA, each of which is a financial measure not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may be different from similarly titled measures used by other companies.

AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/(loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA, as set out in the reconciliation in Appendix D.

AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. The most directly comparable IFRS measure is profit/(loss) for the period. AIR believes that Adjusted EBITDA is a useful measure as it allows investors and management to evaluate AIR’s operating performance on a consistent basis, excluding the impact of non-operational, non-cash, or one-time items that may obscure underlying trends, and facilitate comparison across periods and with peer companies. Adjusted EBITDA is not a presentation made in accordance with IFRS, and AIR’s use of the term may vary from its use by other companies. You should exercise caution in comparing AIR’s Adjusted EBITDA to similarly titled measures reported by other companies and should not consider it in isolation or as a substitute for analysis of AIR’s results as reported under IFRS.

Some of these limitations include that Adjusted EBITDA does not reflect cash expenditures or future requirements for capital investments or contractual commitments; does not reflect changes in, or cash requirements for, working capital needs; does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt; does not reflect any cash income taxes AIR may be required to pay; and, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future, which Adjusted EBITDA does not reflect. In addition, other companies in AIR’s industry may calculate this measure differently, limiting its usefulness as a comparative measure, and the adjustments made in calculating Adjusted EBITDA are those that management considers not representative of AIR’s core operations and are therefore subjective in nature. A reconciliation of profit/(loss) for the period to EBITDA and Adjusted EBITDA is set forth in Appendix D.

AIR defines Net Debt as total borrowings (comprising current and non-current interest-bearing loans and borrowings) less cash and cash equivalents, each as reported on AIR’s IFRS statement of financial position. AIR defines the ratio of Net Debt to Adjusted EBITDA (“leverage”) as Net Debt divided by Adjusted EBITDA. Neither Net Debt nor the Net Debt to Adjusted EBITDA ratio is presented in accordance with IFRS; the most directly comparable IFRS measures are total borrowings and cash and cash equivalents, each as reported on AIR’s statement of financial position. AIR believes this ratio is a useful measure of AIR’s capital structure and progress toward its target leverage. A reconciliation of total borrowings to Net Debt is set forth in Appendix D.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of AIR, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations: Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296
Anuja Shendye: a.shendye@air.global; +971-58-907-8782
investor@air.global

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AIR Media Relations:
ICR for AIR
For more information, email inquiries to AIRglobal@icrinc.com